Press release
For immediate release
April 21, 2009

Virginia Finalizes the Sale of Two Properties

QUEBEC CITY, QUEBEC- Virginia Mines Inc. (TSX:VGQ) ("Virginia") announces that it has sold the Lac Dufault property to Breakwater Resources Ltd. ("Breakwater"), and has finalized the sale to Rukwa Uranium inc. ("Rukwa") of the Uranium Nord property, initiated in May 2007.

Lac Dufault Property
Following the signing of an agreement where Breakwater acquired a 100% interest in three (3) claims located in the Dufresnoy Township in the Abitibi region, Virginia has been granted 100,000 shares of Breakwater. This agreement is subject to a 2% NSR in favour of Virginia and Breakwater has the right to buy back 1% for CA$1,000,000.

Uranium Nord Property
On May 28, 2007, Virginia announced that Matamec Exploration Inc. ("Matamec") acquired a 100% interest in the Uranium Nord property in consideration of cash payments and the issuance of 200,000 shares of a subsidiary to be created by Matamec. As this subsidiary has never emerged, Matamec and Virginia have agreed to jointly sell the property to Rukwa, a private company, in consideration of the issuance of 1,751,236 shares of Rukwa, 875,618 of which have been issued to Virginia. The agreement is also subject to two royalties (NSR), in favour of Virginia and Matamec, where 1% is payable to Virginia and half is redeemable for CA $500,000.

The agreement is subject to the approval of regulatory authorities.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $38.6 million as at November 30, 2008, and 29,201,776 shares issued and outstanding as at March 31, 2009. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast, unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT:
Andre Gaumond, President,
Paul Archer, V-P Exploration or
Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.